UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
May 29, 2008
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑  Form 40-F ☐
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___ )
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___ )
     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐  No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-___.)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
LIHIR GOLD LIMITED

By:

Name	Stuart MacKenzie
Title:	Group Secretary & General Counsel
Date: May 29, 2008

26 May 2008	Joint ASX Announcement
Equigold and LGL Proposed Merger –
All Regulatory Approvals Received
Equigold NL (EQI) and Lihir Gold Ltd (LGL) are pleased to announce that all regulatory approvals required as conditions precedent pursuant to the Merger Implementation Agreement have been received. These approvals include the following:
•	Minister of Mines in Ivory Coast

•	Australian Foreign Investment Review Board and

•	Toronto Stock Exchange (subject to confirmation of the number of New Lihir Shares being issued and other administrative filings).
The scheme meeting of Equigold shareholders will be held on Friday, 30 May 2008. If the scheme is approved by shareholders, the second court hearing is expected to be held on Tuesday, 3 June 2008. LGL will apply for quotation of the New Lihir Shares on ASX and the Port Moresby Stock Exchange following the scheme meeting.
Equigold directors have unanimously recommended the Merger, in the absence of a superior proposal, and have undertaken to accept the offer for their shareholdings.

More information:

Equigold NL	LGL
David Lim, Company Secretary	Joe Dowling
+61 8 9316 3661	LGL General Manager Corporate Affairs
0421 587 755

Mark Clark, Managing Director
+61 8 9316 3661	Josie Brophy
LGL Communications Officer
0448 177 502

Joel Forwood
Manager Investor Relations
0438 576 879